FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: September 16, 2005
	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías
	Title:	Attorney-in-fact

TV AZTECA PRESS RELEASE

Mexico City, September 15, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish-language television programming in the world announced today that, as it was previously announced, the period throughout which holders of TV Azteca American Depositary Receipts (ADRs) can exchange their ADRs for TV Azteca Certificados de Participación Ordinaria (CPOs), which are currently traded on the Mexican Stock Market (BMV), will expire on September 16, 2005.

As has been detailed in the Company’s prior press releases, ADR holders have had a 60 day period, which started on July 18, 2005, to exchange their ADRs for CPOs traded on the BMV. On September 16, 2005, date of the expiration of such period, The Bank of New York (BoNY) will be allowed to sell the CPOs underlying the ADRs that were not surrendered and distribute the proceeds of such sale to holders of the remaining ADRs. The Company understands from BoNY that BoNY is expected to sell the CPOs on the BMV in a strategic manner within an undefined timeframe.

The Company had previously announced that at an Extraordinary Shareholders’ Meeting held on June 1, 2005, 99.85% of TV Azteca’s shareholders approved the termination of the ADR program, after an analysis and discussion of the costs and benefits of a continued listing on a U.S. national securities exchange.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Tristan Canales	Daniel McCosh
+ 52 (55) 1720 1441	+ 52 (55) 1720 0059
tcanales@gruposalinas.com.mx	dmccosh@tvazteca.com.mx